Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2021

Unaudited Consolidated Financial Results

BEIJING, November 24, 2021 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the third quarter 2021 ended September 30, 2021.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “Cheetah Mobile’s total revenue in the third quarter of 2021 was RMB196.1 million (USD30.4 million), which is consistent with our previous guidance. In this quarter, we successfully consolidated the gains of transforming our internet business from a single advertising model to a diversified model of advertising plus subscription. The numbers of our membership kept a double-digit growth. Additionally, we are delighted to see that revenues from our membership business have increased for more than 5 quarters consecutively. For our AI business, GMV (Gross Merchandise Volume) and revenues from shopping-mall coupon-selling robots have been up for several months in a row, which again verified this business model. We are highly confident in our business strategies and will achieve our goals step by step.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “Despite the sales boom on June 18 in the second quarter, we managed to keep our Non-GAAP operating loss flat at RMB58.5 million (US$9.1 million) in this quarter. This result shows that we have been strictly and effectively controlling expenses to operate efficiently. We ended this quarter with RMB1,853 million (US$288 million) in cash and cash equivalents, restricted cash and short-term investments. The adequate cash balance is critical for us to follow our long-term development plans and achieve our strategic goals.”

Third Quarter 2021 Consolidated Financial Results

REVENUES

Total revenues were RMB196.1 million (US$30.4 million) in the third quarter of 2021, representing a decrease of 46.3% year over year and 7.4% quarter over quarter.

As a result of the Company’s ongoing business streamlining efforts, the Company realigned its segments based on the change of the way that the management assessed the Company’s segment performance. The Company’s overseas advertising agency services, which assists domestic companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others due to the synergies created between the Company’s advertising agency services and global cloud services. Consequently, the Company has retrospectively revised segment information and related revenue presentation to conform to the change in the Company’s segments.

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Revenues from the Company’s internet business decreased by 50.8% year over year and 15.5% quarter over quarter to RMB160.5 million (US$24.9 million) in the third quarter of 2021. The year-over-year decrease was due to the Company’s strategic efforts to diminish the game-related business in past quarters. The quarter-over-quarter decrease was mainly because revenue in the second quarter of 2021 was temporarily increased due to June 18 promotional events and no such promotional event occurred in the third quarter of 2021.

Revenues from the AI and others were RMB35.6 million (US$5.5 million) in the third quarter of 2021, representing a 8.8% year-over-year decrease and a 62.8% quarter-over-quarter increase. The year-over-year decline was primarily attributable to the drop in sales of AI-related hardware products. The quarter-over-quarter increase was from our shopping-mall coupon-selling robots business as well as our global cloud services.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 34.5% year over year and increased by 47.1% quarter over quarter to RMB74.4 million (US$11.5 million) in the third quarter of 2021. The year-over-year decrease was primarily due to the decreased revenue. The quarter-over-quarter increase was due to increased spending over AI related business. Non-GAAP cost of revenues decreased by 34.5% year over year and increased by 47.7% quarter over quarter to RMB74.2 million (US$11.5 million) in the third quarter of 2021.

Gross profit decreased by 51.6% year over year and 24.5% quarter over quarter to RMB121.7 million (US$18.9 million) in the third quarter of 2021. Non-GAAP gross profit decreased by 51.6% year over year and decreased 24.5% quarter over quarter to RMB121.9 million (US$18.9 million) in the third quarter of 2021.

Gross margin was 62.1% in the third quarter of 2021, compared to 68.9% in the third quarter of 2020 and 76.1% in the second quarter of 2021. Non-GAAP gross margin was 62.2% in the third quarter of 2021, compared to 69.0% in the third quarter of 2020 and 76.3% in the second quarter of 2021.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 51.0% year over year and by 15.9% quarter over quarter to RMB184.9 million (US$28.7 million) in the third quarter of 2021. Total non-GAAP operating expenses decreased by 51.3% year over year and by 17.2% quarter over quarter to RMB180.4 million (US$28.0 million) in the third quarter of 2021.

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Research and development expenses decreased by 52.9% year over year and increased by 17.2% quarter over quarter to RMB55.4 million (US$8.6 million) in the third quarter of 2021. The year-over-year decrease was mainly due to the deconsolidation of certain mobile game business in prior year. Our investment in research and development has been keeping flat. The quarter-over-quarter change was mainly due to less government grants in this quarter. Non-GAAP research and development expenses decreased by 53.7% year over year and increased 10.5% quarter over quarter to RMB52.0 million (US$8.1 million) in the third quarter of 2021.

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Selling and marketing expenses decreased by 48.3% year over year and 29.8% quarter over quarter to RMB85.6 million (US$13.3 million) in the third quarter of 2021. This year-over-year decrease was attributable to the streamlining of our business and the strategic reduction of our costs. While the quarter-over-quarter decrease was mostly because we incurred incremental promotion expenses for the June 18 promotional events in the second quarter. Non-GAAP selling and marketing expenses decreased by 49.0% year over year and 30.0% quarter over quarter to RMB85.0 million (US$13.2 million) in the third quarter of 2021.

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General and administrative expenses decreased by 46.5% year over year and 8.1% quarter over quarter to RMB48.7 million (US$7.6 million) in the third quarter of 2021. The decrease was mainly due to the our business operation streamlining and the effective expense control. Non-GAAP general and administrative expenses decreased by 45.5% year over year and 6.7% quarter over quarter to RMB48.1 million (US$7.5 million) in the third quarter of 2021.

Operating loss was RMB63.2 million (US$9.8 million) in the third quarter of 2021, compared to RMB126.0 million in the same period of the last year and RMB58.8 million in the second quarter of 2021. Non-GAAP operating loss was RMB58.5 million (US$9.1 million) in the third quarter of 2021, compared to RMB118.9 million in the same period of the last year and RMB56.4 million in the second quarter of 2021.

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Operating profit for the internet business was RMB1.8 million in the third quarter of 2021, compared to an operating profit of RMB64.2 million in the same period last year and operating loss of RMB8.2 million in the second quarter of 2021.

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Operating loss for AI and others was RMB60.3 million in the third quarter of 2021, compare with an operating loss of RMB183.1 million in the same period last year and an operating loss of RMB48.3 million in the second quarter of 2021.

Share-based compensation expenses were RMB4.7 million (US$0.7 million) in the third quarter of 2021, compared to RMB7.1 million in the same period of the last year and RMB2.4 million in the second quarter of 2021.

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OTHER INCOME, NET

Other income, net was RMB13.5 million (US$2.1 million) in the third quarter of 2021, which was primarily from the disposal of some investments.

NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB49.5 million (US$7.7 million) in the third quarter of 2021, compared to a net income attributable to Cheetah Mobile shareholders of RMB259.2 million in the same period of the last year and a net income attributable to Cheetah Mobile shareholders of RMB0.9 million in the second quarter of 2021.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB44.7 million (US$6.9 million) in the third quarter of 2021, compared to a non-GAAP net income attributable to Cheetah Mobile shareholders of RMB266.3 million in the same period of the last year and non-GAAP net income attributable to Cheetah Mobile shareholders of RMB3.3 million in the second quarter of 2021.

NET INCOME/(LOSS) PER ADS

Diluted loss per ADS was RMB0.34(US$0.05) in the third quarter of 2021, compared to diluted income per ADS of RMB1.82 in the same period of the last year and diluted income per ADS of RMB0.01 in the second quarter of 2021. Non-GAAP diluted loss per ADS was RMB0.31 (US$0.05) in third quarter of 2021, compared to Non-GAAP diluted income per ADS RMB1.87 in the same period of the last year and RMB0.02 in the second quarter of 2021.

BALANCE SHEET

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,853.3 million (US$287.6 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2021, the Company had a total of 1,408,070,144 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the fourth quarter of 2021, the Company expects its total revenues to be between RMB130 million (US$20.2 million) and RMB180 million (US$27.9 million). This amount reflects the Company’s current and preliminary expectations.

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Conference Call Information

The Company will hold a conference call on November 24th, 2021, at 7:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible through December 1, 2021 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10162140

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses

•	Non-GAAP research and development expenses exclude share-based compensation expenses

•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses

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Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income, net and income tax expenses

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,299,658	1,580,482	245,287
Restricted cash	797	792	123
Short-term investments	360,803	272,012	42,216
Accounts receivable	225,586	196,478	30,493
Prepayments and other current assets	835,694	527,825	81,917
Due from related parties	224,323	144,107	22,365

Total current assets	2,946,861	2,721,696	422,401

Non-current assets:
Property and equipment, net	101,984	104,947	16,288
Right-of-use assets, net	17,729	40,694	6,316
Intangible assets, net	12,575	11,546	1,792
Investment in equity investees	216,126	279,234	43,336
Other long term investments	2,193,600	2,144,218	332,777
Due from related parties	3,522	38,264	5,938
Deferred tax assets	15,607	17,929	2,783
Other non-current assets	105,479	94,590	14,677

Total non-current assets	2,666,622	2,731,422	423,907

Total assets	5,613,483	5,453,118	846,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	105,832	130,351	20,230
Accrued expenses and other current liabilities	1,390,042	1,178,793	182,944
Due to related parties	48,938	33,178	5,149
Income tax payable	27,505	32,411	5,030

Total current liabilities	1,572,317	1,374,733	213,353

Non-current liabilities:
Deferred tax liabilities	60,502	60,059	9,321
Other non-current liabilities	192,272	219,939	34,134

Total non-current liabilities	252,774	279,998	43,455

Total liabilities	1,825,091	1,654,731	256,808

Shareholders’ equity:
Ordinary shares	234	235	36
Additional paid-in capital	2,726,619	2,734,917	424,452
Retained earnings	857,188	882,879	137,021
Accumulated other comprehensive income	163,340	138,132	21,438

Total Cheetah Mobile shareholders’ equity	3,747,381	3,756,163	582,947
Noncontrolling interests	41,011	42,224	6,553

Total equity	3,788,392	3,798,387	589,500

Total liabilities and equity	5,613,483	5,453,118	846,308

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Revenues	365,098	211,726	196,107	30,435
Internet business	326,028	189,855	160,492	24,908
AI and others	39,070	21,871	35,615	5,527
Cost of revenues (a)	(113,584)	(50,554)	(74,389)	(11,545)

Gross profit	251,514	161,172	121,718	18,890
Operating income and expenses:
Research and development (a)	(117,627)	(47,284)	(55,402)	(8,598)
Selling and marketing (a)	(165,547)	(121,845)	(85,562)	(13,279)
General and administrative (a)	(91,021)	(53,022)	(48,737)	(7,564)
Other operating income	(3,354)	2,162	4,781	742

Total operating income and expenses	(377,549)	(219,989)	(184,920)	(28,699)
Operating loss	(126,035)	(58,817)	(63,202)	(9,809)
Other income/(expenses):
Interest income, net	7,228	3,644	8,762	1,360
Foreign exchange gain/(loss)	32,690	14,620	(3,230)	(501)
Gain/(loss) from equity method investments, net	3,115	7,606	(13)	(2)
Other income, net	378,297	34,887	13,534	2,100

Income before taxes	295,295	1,940	(44,149)	(6,852)
Income tax expenses	(31,794)	(316)	(5,215)	(809)

Net income/(loss)	263,501	1,624	(49,364)	(7,661)
Less: net income attributable to noncontrolling interests	4,333	707	89	14

Net income/(loss) attributable to Cheetah Mobile shareholders	259,168	917	(49,453)	(7,675)

Earnings/(losses) per share
Basic	0.18	0.00	(0.03)	(0.01)
Diluted	0.18	0.00	(0.03)	(0.01)
Earnings/(losses) per ADS
Basic	1.83	0.01	(0.34)	(0.05)
Diluted	1.82	0.01	(0.34)	(0.05)
Weighted average number of shares outstanding
Basic	1,416,988,202	1,429,575,967	1,430,379,850	1,430,379,850
Diluted	1,421,872,320	1,434,171,737	1,430,379,850	1,430,379,850
Weighted average number of ADSs outstanding
Basic	141,698,820	142,957,597	143,037,985	143,037,985
Diluted	142,187,232	143,417,174	143,037,985	143,037,985
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(106,081)	(51,664)	10,800	1,676
Unrealized gain on available-for-sale securities, net	—	—	—	—

Other comprehensive (loss)/income	(106,081)	(51,664)	10,800	1,676

Total comprehensive income/(loss)	157,420	(50,040)	(38,564)	(5,985)
Less: Total comprehensive income/(loss) attributable to noncontrolling interests	3,563	129	(364)	(56)

Total comprehensive income/(loss) attributable to Cheetah Mobile shareholders	153,857	(50,169)	(38,200)	(5,929)

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
(a) Share-based compensation expenses	RMB	RMB	RMB	US$
Cost of revenues	366	307	199	31
Research and development	5,099	186	3,355	521
Selling and marketing	(1,120)	460	539	84
General and administrative	2,782	1,436	628	97

Total	7,127	2,389	4,721	733

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data)

	For The Three Months Ended September 30, 2021
	GAAP Result	Share-based Compensation	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	US$
Revenues	196,107	—	196,107	30,435
Cost of revenues	(74,389)	199	(74,190)	(11,514)

Gross profit	121,718	199	121,917	18,921
Research and development	(55,402)	3,355	(52,047)	(8,077)
Selling and marketing	(85,562)	539	(85,023)	(13,195)
General and administrative	(48,737)	628	(48,109)	(7,467)
Other operating expense	4,781	—	4,781	742

Total operating income and expenses	(184,920)	4,522	(180,398)	(27,997)
Operating loss	(63,202)	4,721	(58,481)	(9,076)
Net loss attributable to Cheetah Mobile shareholders	(49,453)	4,721	(44,732)	(6,942)
Diluted earnings/(losses) per ordinary share (RMB)	(0.03)	0.00	(0.03)
Diluted earnings/(losses) per ADS (RMB)	(0.34)	0.03	(0.31)
Diluted earnings/(losses) per ADS (USD)	(0.05)	0.00	(0.05)

	For The Three Months Ended June 30, 2021
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	211,726	—	211,726
Cost of revenues	(50,554)	307	(50,247)

Gross profit	161,172	307	161,479
Research and development	(47,284)	186	(47,098)
Selling and marketing	(121,845)	460	(121,385)
General and administrative	(53,022)	1,436	(51,586)
Other operating expense	2,162	—	2,162

Total operating income and expenses	(219,989)	2,082	(217,907)
Operating loss	(58,817)	2,389	(56,428)
Net income attributable to Cheetah Mobile shareholders	917	2,389	3,306
Diluted earnings per ordinary share (RMB)	0.00	0.00	0.00
Diluted earnings per ADS (RMB)	0.01	0.02	0.02

	For The Three Months Ended September 30, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	365,098	—	365,098
Cost of revenues	(113,584)	366	(113,218)

Gross profit	251,514	366	251,880
Research and development	(117,627)	5,099	(112,528)
Selling and marketing	(165,547)	(1,120)	(166,667)
General and administrative	(91,021)	2,782	(88,239)
Other operating income	(3,354)	—	(3,354)

Total operating income and expenses	(377,549)	6,761	(370,788)
Operating loss	(126,035)	7,127	(118,908)
Net income attributable to Cheetah Mobile shareholders	259,168	7,127	266,295
Diluted earnings per ordinary share (RMB)	0.18	0.01	0.19
Diluted earnings per ADS (RMB)	1.82	0.05	1.87

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended September 30, 2021
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	US$
Revenue	160,492	35,615	—	196,107	30,435
Operating profit/(loss)	1,797	(60,278)	(4,721)	(63,202)	(9,809)
Operating margin	1.1%	(169.2)%	—	(32.2)%	(32.2)%

	For The Three Months Ended June 30, 2021
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	189,855	21,871	—	211,726
Operating loss	(8,162)	(48,266)	(2,389)	(58,817)
Operating margin	(4.3)%	(220.7)%	—	(27.8)%

	For The Three Months Ended September 30, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	326,028	39,070	—	365,098
Operating profit/(loss)	64,226	(183,134)	(7,127)	(126,035)
Operating margin	19.7%	(468.7)%	—	(34.5)%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income/(loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Net income/(loss) attributable to Cheetah Mobile shareholders	259,168	917	(49,453)	(7,675)
Add:
Income tax expenses	31,794	316	5,215	809
Interest income, net	(7,228)	(3,644)	(8,762)	(1,360)
Depreciation and amortization	17,297	8,719	20,942	3,250
Net income attributable to noncontrolling interests	4,333	707	89	14
Other income, net	(414,102)	(57,113)	(10,291)	(1,599)
Share-based compensation	7,127	2,389	4,721	733

Adjusted EBITDA	(101,611)	(47,709)	(37,539)	(5,828)

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